Exhibit 99.1

Vision Marine Technologies Inc. Announces Pricing of Public Offering

MONTRÉAL, Dec. 17, 2025 /PRNewswire/ -- Vision Marine Technologies Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a leader in high-voltage electric marine propulsion systems with a multi-brand boat retail and service platform, today announced the pricing of a best-efforts public offering of 32,000,000 units. Each unit consists of one common share (or pre-funded warrant ("Pre-Funded Warrant") in lieu thereof) and one-half of one warrant (each whole warrant, a "Warrant"). Each unit is being sold to the public at a price of $0.30 per unit (inclusive of the Pre-Funded Warrant exercise price), for gross proceeds of $9,600,000 before deducting placement agent fees and offering expenses. Each whole Warrant entitles the holder to purchase one common share at an exercise price of $0.375 per share and will expire five years from the date of issuance. The offering is expected to close on December 19, 2025, subject to satisfaction of customary closing conditions. The common shares (or Pre-Funded Warrants) and Warrants can only be purchased together in the offering but will be issued separately. Because the Company will issue only whole Warrants, investors must purchase an even number of units.

The Company intends primarily to use the proceeds for general corporate purposes and working capital, including for inventory management, and servicing its floorplan lines of credit, general and administrative expenses and prosecuting patent applications relating to its E-Motion™ electric powertrain technology.

ThinkEquity is acting as the sole placement agent for the offering.

A registration statement on Form F-1 (File No. 333-291955) relating to the securities was filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on December 17, 2025. This offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vision Marine Technologies, Inc.

Vision Marine Technologies (NASDAQ: VMAR) is a marine technology and retail group delivering premium boating experiences across internal combustion and electric segments. Through its E-Motion™ high-voltage propulsion platform and its Nautical Ventures retail network, Vision Marine offers an integrated ecosystem spanning propulsion, retail, service, and on-water consumer engagement.

Forward Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2025, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. There can be no assurance that Vision Marine will be able to complete the offering on the anticipated terms, or at all. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.